Exhibit (a)(5)(BB)
ACCIONA AND ENEL
UNITED IN A GREAT
PROJECT, THE
ACQUISITION OF ENDESA
FOR THIS REASON, WE ARE OFFERING ALL
ENDESA SHAREHOLDERS €40.16 FOR THE
SALE OF EACH SHARE IN CASH
If you would like more information, consult the leaflet registered in the Stock Exchange Commission (CNMV) or go to your bank or financial institution.
Informative leaflet registered in the Stock Exchange Commission (CNMV) and available in the domiciles of Enel, Acciona, Endesa, the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and Santander Investment, as well as the websites of the CNMV, SEC, Enel, Acciona and Endesa.